ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 March 2007 (ASX – Announcement & Media Release – USA Gulf Coast Drilling Update)
8 March 2007 (ASX – Announcement & Media Release – 3D Seismic to commence in Canada)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 March 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

USA Gulf Coast
Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Marceaux #1 at interim casing point 4,015 feet

The Marceaux #1 well spudded on 28 February using Great Wall Drilling Rig 172 and has run 13 and 3/8 inch casing to 4,015 feet prior to drilling ahead. The well will evaluate the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that will be evaluated by a dry land straight hole test to a planned total depth of 13,200 feet. The well is expected to spud during the next few days and has a planned drilling duration of approximately 42 days.

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

8 March 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

3D SEISMIC TO COMMENCE IN CANADA

FAR, in partnership with a major Canadian company, is set to commence shooting a 3D seismic survey in the Alberta Deep Basin, located in Western Canada.

The survey is scheduled to start on or around 15 March 2007 and will be acquired over several existing leads defined by earlier 2D seismic supported by subsurface well control.

The objective is to evaluate the surface to basement potential of these leads including the Wabamun formation that is gas productive in the near vicinity. It is anticipated that at least one or more drillable locations will be finalised after receipt of the processed 3D seismic data, which is expected before the end of the second quarter.

Together with its Canadian partner, FAR now controls key acreage in the area and upon completion of the 3D program will seek industry partners to drill the prospects identified.

FAR's interest in the venture is determined on an expenditure equalisation formula that on present estimates will see FAR controlling a working interest of around 36%.



CANADA
ALBERTA
Clear Hills Area
3D Area
BRITISH COLUMBIA
SASKATCHEWAN

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Other Canadian Developments:
In other developments concerning its Canadian operations, FAR has entered into a new Option Agreement to participate for a 15% working interest in a 4,000 meter Wabamun test in the Karr area of Alberta Canada. The Option will only be exercised following the appointment of an operator for this proposed test.

The option prospect (50 BCF plus potential) is defined by 3D seismic and is analogous to the Berland River Gas Field (57 BCF). Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Triassic Halfway formation (productive at the analogous Karr Gas Field (12 BCF)) and Cretaceous (estimated 2BCF potential) at shallower depths on the leases (800 acres). The operator for the exploratory well has not been identified at this time.

Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir based on successful analogues. Gas prices are similar to those achieved in the broader North American market with payback possible within 18 months.


Peace River Arch
Deformation Belt
Gold Creek
Karr
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
1500
2000
2500
3000
3500
1000
Wabamun Structure and Stratigraphy
Dolomotized Wabamun
Thickened Whitelaw Member
Leduc Barrier Edge (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

FAR has previously participated in the drilling of wells on Suncor acreage and prospects in the Clear Hills and Kakwa areas. The latest of these, the Clear Prairie 3-8-90-12 well has been cased for Production after electric logs confirmed the presence of hydrocarbon pay.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"The commencement of this 3D seismic program in Canada compliments seismic programs underway offshore Senegal and planned at NE Waller. These are designed to generate a drilling inventory capable of delivering excellent leverage as prospects reach drill status.

FAR has gained entry to these ventures early in the exploration cycle on ground floor terms. Given equity levels (30% and above) FAR is advantageously placed to farm out risk (should we elect to do so) on favourable terms in future wells drilled on our properties."

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au